# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioRestorative Therapies, Inc., CIK 0001505497
CUSIP: 090655606
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 40 MARCUS DRIVE, 40 MARCUS DRIVE, MELVILLE, New York (NY), 11747
Date of event which requires filing of this statement: 02/10/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002027680-24-000002
Filed by CIK 0002027680

## Reporting persons
- Morrison Todd Hale

## Item 1. Issuer
Name of issuer: BioRestorative Therapies, Inc.
Address of issuer's principal executive offices: 40 MARCUS DRIVE, 40 MARCUS DRIVE, MELVILLE, NEW YORK, 11747.

## Item 2. Person Filing
Name of person filing: Todd Hale Morrison
Address of principal business office or, if none, residence: residence
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on February 10, 2025, the Reporting Person owned 600,000 shares of common stock
Percent of class: As of the close of business on February 10, 2025, the Reporting Person beneficially owned approximately 8.67% of the outstanding shares of the Issuer's Common Stock, which percentage was calculated based on 6,919,919 shares of the Issuer's Common Stock outstanding as of November 12, 2024, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 600000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 600000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Morrison Todd Hale: Todd Hale Morrison, individual (02/10/2025)